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                            July 29, 2021

       Paul Miceli
       Chief Financial Officer
       Ladder Capital Corp
       345 Park Avenue
       New York, NY 10154

                                                        Re: Ladder Capital Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 001-36299

       Dear Mr. Miceli:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Reconciliation of Non-GAAP Financial Measures
       Distributable earnings, page 83

   1. Reference is made to footnote 5 on page 85 where you itemize the components of the line item adjustment for
transactional adjustments (response to Covid-19 and other). For each of the Covid-19 related
items, please explain how each are directly attributable to the
                                                        Covid-19 pandemic and
are both clearly separable from normal operations and
                                                        incremental to charges
incurred prior to the outbreak and not expected to recur once the pandemic has subsided
and operations return to normal. Your response should include all facts and circumstances
that support your conclusion.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Paul Miceli
Ladder Capital Corp
July 29, 2021
Page 2

       You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or Wilson Lee,
Staff Accountant at 202-551-3468 if you have any questions.



FirstName LastNamePaul Miceli                           Sincerely,
Comapany NameLadder Capital Corp
                                                        Division of Corporation
Finance
July 29, 2021 Page 2                                    Office of Real Estate &
Construction
FirstName LastName